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FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
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1. Name and Address of Reporting      2. Issuer Name and                       3. IRS or Social    4. Statement    5. If Amendment,
   Person                                Ticker or Trading                        Security            for             Date of
                                         Symbol                                   Number of           Month/Year      Original
                                                                                  Reporting Person                    (Month/Year)
                                                                                  (Voluntary)

Simmons, Harris H.                       Zions Bancorporation                                         07-2002
One South Main Street, 2nd Floor         ZION

Salt Lake City, UT 84111

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6. Relationship of Reporting Person to Issuer (Check all applicable)

[x]Director _10% Owner    [X]Officer (give title below)  _Other (specify below)
                          Chairman, President
                          & CEO

7. Individual or Joint/Group Reporting
   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially owned

1. Title of       2. Trans-   3. Trans-   4. Securities aquired (A)    5. Amount of    6. Owner-  7. Nature of Indirect
   Security          action      action      or Disposed of (D)           Securities      Ship       Beneficial Ownership
   (Instr. 3)        Date        Code        (Instr. 3, 4 and 5)          Beneficially    Form:      (Instr. 4)
                                 (Instr.                                  Owned at        Direct
                     (Month/     8)                       (A)             End of Month    (D) or
                      Day/                                or              (Instr. 3       Indirect
                      Year)      Code  V  Amount          (D) Price       and 4)          (I)
Common               07-23-2002   P         500           A   $44.49                       D

Common               07-23-2002   P       1,750           A   $44.48      328,543          D

Common                                                                    24,944.2068      I          401 (k) Plan

Common                                                                    890              I          Custodian for Minor Children

Common                                                                    26,921.1921      I          Employee stock savings plan

Common                                                                    38,069           I          H & A Foundation

Common                                                                    1,726.1351       I          Profit Sharing Plan

Common                                                                    136,045          I          Simmons Foundation

Common                                                                    1,814,488        I          Simmons Media Group, Inc.

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially owned
              (e.g., puts, calls, warrants, options, convertable securities)

1.                   2.       3.     4.      5.              6.          7.                    8.      9.      10.    11.
Title of             Con-     Trans- Trans-  Number of       Date exer-  Title and Amount      Price   Number  Owner- Nature
Derivative           version  action action  Derivative      cisable and of Underlying         of      of      Ship   of
Security             or       Date   Code    Securities      Expiration  Securities            Deriv-  Deriv-  Form   Indirect
(Instr. 3)           Exercise        (Instr. Acquired (A)    Date        (Instr. 3 and 4)      ative   ative   of     Bene-
                     Price of        8)      or Disposed     (Month/                           Secu-   Secu-   Deriv- ficial
                     Deriv-                  of (D)          Day/Year)                         rity    rities  ative  Owner-
                     ative                   (Instr. 3,                                        (Instr. Bene-   Secu-  ship
                     Security                4 and 5)                                          5)      fically rity:  (Instr.
                                                                                                       Owned   Direct 4)
                                                                                                       at end  (D) or
                              (                                                        Amount          of      Indi-
                              Month/  C                      Date  Expi-               or              Month   rect
                              Day/    O                      Exer- ra-                 Number          (Instr. (I)
                              Year    D                      cis-  tion                of              4)      (Instr.
                              )       E   V  (A)    (D)      able  Date  Title         Shares                  4)
Option                                                                   Common                        24      D

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Explanation of responses:

          a. Reporting person disclaims beneficial ownership of these shares.

          b. Shares held by the Harris and Amanda Simmons Foundation. Reporting person disclaims beneficial ownership.

          c. Shares held by Simmons Family Foundation. Reporting person disclaims beneficial ownership of such shares.

          d. Shares held by Simmons Family, Inc. Mr. Simmons serves as a director in Simmons Family, Inc.

Signature of Reporting Person:

         /s/W. David Hemingway
         --------------------------------------------------
         as Attorney In Fact for Harris H. Simmons